UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

File No. 812-14094

In the Matter of

J.P. MORGAN SECURITIES LLC

383 Madison Avenue

New York, New York 10179

EMC MORTGAGE, LLC

2780 Lake Vista Drive

Lewisville, Texas 75067

BEAR STEARNS ASSET BACKED SECURITIES I, LLC

383 Madison Avenue

New York, New York 10179

STRUCTURED ASSET MORTGAGE INVESTMENTS

II, INC.

383 Madison Avenue

New York, New York 10179

SACO I, INC.

383 Madison Avenue

New York, New York 10179

J.P. MORGAN ACCEPTANCE CORPORATION I

383 Madison Avenue

New York, New York 10179

BEAR STEARNS ASSET MANAGEMENT INC.

270 Park Avenue

New York, New York 10017

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C.

270 Park Avenue

New York, New York 10017

BSCGP INC.

270 Park Avenue

New York, New York 10017

CONSTELLATION GROWTH CAPITAL LLC

40 West 57th Street, 32nd Floor

New York, New York 10019

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)	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT
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This Application consists of 88 pages.

CONSTELLATION VENTURES MANAGEMENT II, LLC

270 Park Avenue

New York, New York 10017

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

40 West 57th Street, 32nd Floor

New York, New York 10019

JF INTERNATIONAL MANAGEMENT INC.

21st Floor, Chater House

8 Connaught Road Central

Hong Kong

JPMORGAN DISTRIBUTION SERVICES, INC.

1111 Polaris Parkway

Columbus, Ohio 43240

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.

J.P. MORGAN INVESTMENT MANAGEMENT INC.

J.P. MORGAN PARTNERS, LLC

J.P. MORGAN PRIVATE INVESTMENTS INC.

270 Park Avenue

New York, New York 10017

OEP CO-INVESTORS MANAGEMENT II, LTD.

OEP CO-INVESTORS MANAGEMENT III, LTD.

320 Park Avenue, 18th Floor

New York, New York 10022

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED

10 South Dearborn Street, Suite 1400

Chicago, Illinois 60603

SIXTY WALL STREET GP CORPORATION

SIXTY WALL STREET MANAGEMENT COMPANY, LLC

270 Park Avenue

New York, New York 10017

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File No. 812-14094)
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J.P. Morgan Securities LLC

EMC Mortgage, LLC

Bear Stearns Asset Backed Securities I, LLC

Structured Asset Mortgage Investments II, Inc.

SACO I Inc.

J.P. Morgan Acceptance Corporation I

Bear Stearns Asset Management Inc.

Bear Stearns Health Innoventures Management, L.L.C.

BSCGP Inc.

Constellation Growth Capital LLC

Constellation Ventures Management II, LLC

Highbridge Capital Management, LLC

JF International Management Inc.

JPMorgan Distribution Services, Inc.

J.P. Morgan Institutional Investments, Inc.

J.P. Morgan Investment Management Inc.

J.P. Morgan Partners, LLC

J.P. Morgan Private Investments Inc.

OEP Co-Investors Management II, Ltd.

OEP Co-Investors Management III, Ltd.

Security Capital Research & Management Incorporated

Sixty Wall Street GP Corporation

Sixty Wall Street Management Company, LLC

(Names of Applicants)

See Above

(Addresses of Applicants’ principal executive offices)

Michael Coyne, Esq. JPMorgan Chase & Co. One Chase Manhattan Plaza New York, NY 10005-1401	Gail S. Ennis, Esq. James E. Anderson, Esq. John M. Faust, Esq. WilmerHale LLP 1875 Pennsylvania Ave, NW Washington, DC 20006

(Names and addresses of persons to whom communications should be directed)

J.P. Morgan Securities LLC (“J.P. Morgan Securities”); EMC Mortgage, LLC (“EMC”); Bear Stearns Asset Backed Securities I, LLC (“BSABS”); Structured Asset Mortgage Investments II, Inc. (“SAMI”); SACO I Inc. (“SACO”); J.P. Morgan Acceptance Corporation I (“JPMAC”, and together with J.P. Morgan Securities, EMC, BSABS, SAMI, and SACO, the “Defendants”); Bear Stearns Asset Management Inc. (“BSAM”); Bear Stearns Health Innoventures Management, L.L.C. (“BSHIM”); BSCGP Inc. (“BSCGP”); Constellation Growth Capital LLC (“Constellation”); Constellation Ventures Management II, LLC (“Constellation II”); Highbridge Capital Management, LLC (“Highbridge”); JF International Management Inc. (“JFIMI”); JPMorgan Distribution Services, Inc. (“JPMDS”); J.P. Morgan Institutional Investments, Inc. (“JPMII”); J.P. Morgan Investment Management Inc. (“JPMIM”); J.P. Morgan Partners, LLC (“JPMP”); J.P. Morgan Private Investments Inc. (“JPMPI”); OEP Co-Investors Management II, Ltd. (“OEP II”); OEP Co-Investors Management III, Ltd. (“OEP III”, and together with OEP II, the “OEP Entities”); Security Capital Research & Management Incorporated (“Security Capital”); Sixty Wall Street GP Corporation (“Sixty Wall GP”); and Sixty Wall Street Management Company, LLC (“Sixty Wall Management”, and together with BSAM, BSHIM, BSCGP, Constellation, Constellation II, Highbridge, JFIMI, JPMDS, JPMIM, JPMP, JPMPI, the OEP Entities, Security Capital, and Sixty Wall GP, the “Fund Servicing Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption (“Temporary Order”) and (ii) a permanent order exempting each Applicant from the provisions of

Section 9(a) of the Act (“Permanent Order” and together with the Temporary Order, the “Orders”) in respect of the permanent injunction, as described below, that has been entered against the Defendants. The Defendants and the Fund Servicing Applicants are collectively referred to herein as the “Applicants”.

Other than the Fund Servicing Applicants, no existing company of which any Defendant is an affiliated person currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act), depositor, or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered investment company, including registered management companies, registered unit investment trusts (“UITs”), or registered face amount certificate companies, or investment adviser to employees’ securities companies (as defined in Section 2(a)(13) of the Act) subject to Section 9 of the Act (“ESCs”). Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which a Defendants is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which a Defendant may become an affiliated person in the future (together with the Applicants, the “Covered Persons”). Applicants request that the temporary order remain in effect until the Commission acts on the Application for the permanent order.

I.	Background

A.	Applicants and the Other Covered Persons

J.P. Morgan Securities, a Delaware limited liability company, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). J.P. Morgan Securities does not currently serve as investment adviser, sub-adviser, depositor or principal underwriter to any of the Funds.1 The ultimate parent of J.P. Morgan Securities is JPMorgan Chase & Co. (“JPMC”). JPMC is a financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. JPMC is also the ultimate parent of the other Applicants.

EMC, a Delaware limited liability company, is a wholly-owned subsidiary of JPMC and is not registered as a broker-dealer under the Exchange Act or as an investment adviser under the Advisers Act. EMC does not currently serve as investment adviser, sub-adviser, depositor or principal underwriter to any of the Funds.

BSABS, a Delaware limited liability company, is a wholly-owned subsidiary of JPMC and is not registered as a broker-dealer under the Exchange Act or as an investment adviser under the Advisers Act. BSABS does not currently serve as investment adviser, sub-adviser, depositor or principal underwriter to any of the Funds.

SAMI, a Delaware corporation, is a wholly-owned subsidiary of JPMC and is not registered as a broker-dealer under the Exchange Act or as an investment adviser under the Advisers Act. SAMI does not currently serve as investment adviser, sub-adviser, depositor or principal underwriter to any of the Funds.

SACO, a Delaware corporation, is a wholly-owned subsidiary of JPMC and is not registered as a broker-dealer under the Exchange Act or as an investment adviser under the Advisers Act. SACO does not currently serve as investment adviser, sub-adviser, depositor or principal underwriter to any of the Funds.

[1]	“Funds” refer to any registered investment company or ESC for which a Covered Person serves as an investment adviser, sub-adviser, general partner or depositor, or any registered open-end investment company, registered UIT or registered face amount certificate company for which a Covered Person serves as principal underwriter.

JPMAC, a Delaware corporation, is a subsidiary of JPMC and is not registered as a broker-dealer under the Exchange Act or as an investment adviser under the Advisers Act. JPMAC does not currently serve as investment adviser, sub-adviser, depositor or principal underwriter to any of the Funds.

BSAM, a New York corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as general partner that provides investment advisory services to various ESCs. BSAM is a wholly-owned subsidiary of JPMC.2

BSHIM, a Delaware limited liability corporation, and BSCGP, a Delaware corporation, serve, and may in the future serve, as general partners that provide investment advisory services to various ESCs. BSHIM and BSCGP are wholly-owned subsidiaries of JPMC.

Constellation, a Delaware limited liability corporation, serves, and may in the future serve, as sub-adviser to various ESCs. Constellation is an indirect, majority-owned subsidiary of JPMC.

Constellation II, a Delaware limited liability corporation, serves, and may in the future serve, as general partner that provides investment advisory services to various ESCs. Constellation II is a wholly-owned subsidiary of JPMC.

Highbridge, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. Highbridge is an indirect, majority-owned subsidiary of JPMC.

JFIMI, a British Virgin Islands corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. JFIMI is a wholly-owned subsidiary of JPMC.

[2]	Every Applicant that is a general partner that provides investment advisory services to one or more ESCs believes, for purposes of this Application, that it is performing a function that falls within the definition of “investment adviser” in Section 2(a)(20) of the Act.

JPMDS, a Delaware corporation, is registered as a broker-dealer under the Exchange Act and serves, and may in the future serve, as principal underwriter to various Funds. JPMDS is a wholly-owned subsidiary of JPMC.

JPMII, a Delaware corporation, is registered as a broker-dealer under the Exchange Act and serves, and may in the future serve, as placement agent to various Funds.3 JPMII is a wholly-owned subsidiary of JPMC.

JPMIM, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. JPMIM is a wholly-owned subsidiary of JPMC.

JPMP, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various ESCs. JPMP is a wholly-owned subsidiary of JPMC.

JPMPI, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. JPMPI is a wholly-owned subsidiary of JPMC.

The OEP Entities, both Cayman Islands exempted limited companies, are exempt from registration as investment advisers by virtue of Section 203(b)(3) of the Advisers Act, and serve, and may in the future serve, as general partners that provide investment advisory services to various ESCs. The OEP Entities are wholly-owned subsidiaries of JPMC.

[3]	JPMII serves as placement agent to JPMorgan Institutional Trust with respect to its series: JPMorgan Core Bond Trust, JPMorgan Equity Index Trust, and JPMorgan Intermediate Bond Trust. JPMorgan Institutional Trust is an open-end investment company registered under the Act, but its shares are not registered under the Securities Act of 1933. JPMII believes, for the purposes of this Application, that it is performing a function that falls within the definition of “principal underwriter” in Section 2(a)(29) of the Act.

Security Capital, a Delaware corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various Funds. Security Capital is a wholly-owned subsidiary of JPMC.

Sixty Wall GP, a Delaware Corporation, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as an investment adviser or sub-adviser to various ESCs. Sixty Wall GP is a wholly-owned subsidiary of JPMC.

Sixty Wall Management, a Delaware limited liability company, is registered as an investment adviser under the Advisers Act and serves, and may in the future serve, as investment adviser or sub-adviser to various ESCs. Sixty Wall Management is a wholly-owned subsidiary of JPMC.

The Funds for which J.P. Morgan Securities and the Fund Servicing Applicants currently serve as investment adviser, sub-adviser, general partner, or principal underwriter are identified in Exhibit A. The Fund Servicing Applicants, as subsidiaries of the same ultimate parent, are under common control with the Defendants. Therefore, each Defendant is an affiliated person of the Fund Servicing Applicants within the meaning of Section 2(a)(3) of the Act.

B.	The Consent and Injunction (the “Action”)

On November 16, 2012, the Commission filed a complaint (the “Complaint”) against the Defendants in the District Court for the District of Columbia (the “District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities LLC, EMC Mortgage, LLC, Bear Stearns Asset Backed Securities I, LLC, Structured Asset Mortgage Investments II, Inc., SACO I Inc., and J.P. Morgan Acceptance Corporation I. The Complaint alleged that the Defendants violated Sections 17(a)(2) and (3) of the Securities Act of 1933 (the “Securities Act”) [15 U.S.C. § 77q(a)(2), (3)] in connection with their alleged conduct related to certain offerings of residential mortgage-backed securities (“RMBS”).

In settlement of this action, the Defendants submitted an executed Consent of Defendants J.P. Morgan Securities LLC, EMC Mortgage, LLC, Bear Stearns Asset Backed Securities I, LLC, Structured Asset Mortgage Investments II, Inc., SACO I Inc., and J.P. Morgan Acceptance Corporation I (the “Consent”). In the Consent, the Defendants agreed to the entry of a final judgment as described below, without admitting or denying allegations made in the Complaint (other than those relating to the jurisdiction of the District Court over them and the subject matter, solely for the purposes of this action).

On January 8, 2013, the District Court entered a judgment against the Defendants (the “Judgment”)4 that enjoined the Defendants from violating, directly or indirectly, Sections 17(a)(2) and (3) of the Securities Act (the “Injunction”). Additionally, pursuant to the Judgment, the Defendants will pay disgorgement in the amount of $177,700,000, prejudgment interest in the amount of $34,865,536, and a civil monetary penalty of $84,350,000.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company, or as investment adviser of an ESC (such activities, collectively, “Fund Service Activities”), if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, acting as an underwriter, broker, or dealer or engaging in or continuing any conduct or practice in connection with the purchase or sale of any

[4]	Securities and Exchange Commission v. J.P. Morgan Securities LLC, et al., Case No. 1:12-cv-01862 (D.D.C. Jan. 8, 2013).

security. Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2). “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.

The entry of the Judgment would result in a disqualification of the Defendants under Section 9(a)(2) because they would be permanently enjoined by the District Court from acting as an underwriter, broker, or dealer or engaging in conduct in violation of Sections 17(a)(2) and (3) of the Securities Act in connection with the purchase or sale of any security. As a consequence, the Defendants would be unable to act as investment adviser, sub-adviser or depositor to the Funds or serve as principal underwriter to any Fund that is a registered open-end investment company, UIT, or registered face amount certificate company. Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of also precluding the Fund Servicing Applicants from providing advisory or sub-advisory services to, or serving as depositor of, any Fund, and would preclude such Fund Servicing Applicants from serving as principal underwriter for any Fund that is a registered open-end investment company, registered UIT, or registered face amount certificate company. The entry of the Judgment results in a disqualification of such Fund Servicing Applicants under Section 9(a)(3) because the Defendants are affiliated persons of the Fund Servicing Applicants and have, by consenting to the entry of the Judgment, become subject to an injunction described in Section 9(a)(2). Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption. In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5

In light of the Action, the Applicants submit this Application pursuant to Section 9(c) of the Act. In order to ensure the eligibility of the Applicants to continue to serve as investment adviser or sub-adviser of the Funds (including as general partner providing investment advisory services to the ESCs), or principal underwriter for each Fund that is a registered open-end investment company, and of the Applicants and other Covered Persons to serve in the future as investment adviser, sub-adviser or depositor of any Fund (including as general partner providing investment advisory services to the ESCs), or principal underwriter for any Fund that is a open-end investment company, registered UIT, or registered face amount certificate company, Applicants seek (1) an order granting the requested relief to the Applicants and any other Covered Persons on a temporary basis pending the Commission’s determination with respect to a permanent exemption, and (2) a permanent order of the Commission exempting the Applicants and any other Covered Persons from the provisions of Section 9(a) of the Act.

III.	Statement in Support of Application

In support of their position that the Commission should issue the Orders, the Applicants assert the following statements.

[5]	Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

A.	The Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, or depositor for a Fund (including as general partner providing investment advisory services to ESCs) or principal underwriter for any registered open-end investment company, registered UIT or registered face amount certificate company. The alleged conduct did not relate to the Funds’ management or distribution. The alleged conduct did not involve any Fund or, except as noted in Footnote 6 below, the assets of any Fund.6

The legislative history of Section 9 of the Act indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”7 At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships. It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations such as JPMC. As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case. That is, it was not intended that an investment company would have to be

[6]	We note that at various times since February 2005, ten of the Funds have held or hold positions in thirteen of the RMBS that are the subject of the Complaint. These Funds are identified in Exhibit A with an asterisk. The Funds’ transactions in these securities were conducted in the ordinary course of their investment activities in the secondary market (except one J.P. Morgan-managed Fund purchased one RMBS in an initial offering that was underwritten and issued by a Bear Stearns entity prior to JPMC’s acquisition of the Bear Stearns entities) with unaffiliated parties and were entirely unrelated to the alleged conduct identified in the Judgment. To the extent eligible, any Funds affected by the alleged conduct underlying the Injunction may participate in any Fair Fund or Distribution Plan established under the terms of the Judgment, like any other eligible investor.
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Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

deprived of its management or distribution because of alleged violations that are not related to the manager’s or distributor’s activities. In the absence of improper practices relating to their Fund Service Activities, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

As a result of the foregoing, the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the Application.

B.	Hardships on the Funds and their Shareholders

The inability of the Applicants to continue to serve as investment adviser or subadviser of the Funds (including as general partner providing investment advisory services to ESCs) or principal underwriter for the Funds that are registered open-end investment companies would result in the Funds and their shareholders facing potentially severe hardships. Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory or sub-advisory and underwriting services (including as general partner providing investment advisory services to ESCs) that shareholders expected the Funds would receive when they decided to invest in the Funds. In addition, the Funds would have to expend time and other resources to engage substitute advisers or sub-advisers (and/or general partners, in the case of certain ESCs) and principal underwriters. The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

C.	Adverse Effect on Applicants

The Injunction subjects each of the Fund Servicing Applicants to the prohibitions of Section 9(a) of the Act solely because the Defendants are an affiliated person of Fund Servicing Applicants within the meaning of the Act. Only the Defendants were party to the Action and were alleged in the Complaint to have been involved in the activities that form the basis for the Injunction.

Prohibiting J.P. Morgan Securities and the Fund Servicing Applicants from engaging in Fund Service Activities would not only adversely affect their business, but would also adversely affect their employees who are involved in these activities. J.P. Morgan Securities and the Fund Servicing Applicants have committed substantial resources to establish an expertise in providing services covered by Section 9(a) of the Act to the Funds. Approximately 844 employees of J.P. Morgan Securities and the Fund Servicing Applicants are actively involved in the provision of Fund Service Activities (not including a large number of employees of the Fund Servicing Applicants who support the approximately 844 employees who would be adversely affected if J.P. Morgan Securities and the Fund Servicing Applicants could no longer offer the Funds to their customers). Prohibiting J.P. Morgan Securities and the Fund Servicing Applicants from serving as investment adviser or sub-adviser of and/or principal underwriter for Funds not only would affect J.P. Morgan Securities and the Fund Servicing Applicants’ businesses adversely, but also J.P. Morgan Securities and the Fund Servicing Applicants’ employees. For these reasons, the imposition of the Section 9(a) disqualification on J.P. Morgan Securities and the Fund Servicing Applicants would be unduly and disproportionately severe.

Disqualifying the relevant Applicants from continuing to provide investment advisory services as general partner to the ESCs is not in the public interest or in furtherance of the protection of investors, and such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs. Because the ESCs have been formed for certain key employees, officers and directors of JPMC and its affiliates, it would not be consistent with the purposes of the employees’ securities company provisions of the Act or the terms and conditions of the ESC orders to require another entity not affiliated with JPMC to manage the ESCs. In addition, participating employees of JPMC and its affiliates likely subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of JPMC.

Finally, disqualifying the Applicants from serving in the capacities specified in Section 9(a) would be unduly and disproportionately severe given the actions that the Defendants have taken to address the activity alleged in the Complaint.

D.	Involvement of Applicants’ Personnel

To the best of Applicants’ knowledge: (i) none of the current directors, officers or employees of the Fund Servicing Applicants that are involved in providing Fund Service Activities (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction; (ii) the personnel at the Defendants who participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction have had no, and will not have any, involvement in providing Fund Service Activities (including as general partners providing investment advisory services to ESCs) to the Funds on behalf of Applicants or other Covered Persons; and (iii) because the personnel of the Fund Servicing Applicants did not participate in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction, the shareholders of these Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

Applicants believe the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

E.	Actions to Address the Conduct Alleged in the Complaint

After extensive investigation, the Commission staff and the Defendants have negotiated a settlement reflected in the Complaint, the Consent and the Judgment. As negotiated by the parties, the Defendants have agreed to the filing of the Complaint and the Consent that will result in the Judgment imposing upon the Defendants an injunction from violating Sections 17(a)(2) and (3) of the Securities Act. Additionally, the Defendants have agreed to pay disgorgement in the amount of $177,700,000, prejudgment interest in the amount of $34,865,536, and a civil monetary penalty of $84,350,000. As a result of the foregoing, the Applicants respectfully submit that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.

F.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants undertake that they will, as soon as reasonably practicable, distribute to the boards of directors (“Boards”) of the Funds written materials describing the circumstances that led to the Injunction, any impact on the Funds and this Application.8 The written materials will include an offer to discuss the materials at an in-person meeting with each Board for which the Applicants provide Fund Service Activities (excluding for this purpose, the ESCs), including the directors who are not “interested persons” of such Funds as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act. The Applicants undertake to provide such Funds’ Boards with the information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Judgment as entered by the District Court.

G.	Applicant’s Prior Section 9(c) Orders

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).

[8]	The written materials that will be provided to the Boards of the Funds cited in footnote 6 will include a description of any impact or effect on the noted Funds the alleged conduct relating to the Injunction may have caused.

GICs

On July 7, 2011, the Commission filed a complaint (the “GICs Complaint”) against J.P. Morgan Securities in the United States District Court for the District of New Jersey (the “New Jersey District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities LLC (the “GICs Action”). The GICs Complaint alleged that, prior to at least 2005, J.P. Morgan Securities engaged in fraudulent practices in connection with bidding on municipal reinvestment instruments. The GICs complaint specifically alleged that J.P. Morgan Securities made misrepresentations and omissions that affected the prices of municipal reinvestment instruments, deprived certain municipalities of a presumption that their reinvestment instruments were purchased at fair market value, and/or jeopardized the tax-exempt status of certain securities. Based on the alleged misconduct described above, the GICs Complaint alleged that J.P. Morgan Securities violated Section 15(c)(l)(A) of the Exchange Act [15 U.S.C. § 78o(c)(l)(A)].

In settlement of the GICs action, J.P. Morgan Securities agreed to consent to the entry of a final judgment without admitting or denying the allegations made in the GICs Complaint, except as to personal and subject matter jurisdiction. On July 8, 2011, the New Jersey District Court entered a judgment in which it enjoined J.P. Morgan Securities from violating, directly or indirectly, Section 15(c)(1)(A) of the Exchange Act (the “GICs Injunction”) and ordered J.P. Morgan Securities to pay disgorgement in the amount of $11,065,969, prejudgment interest in the amount of $7,620,380, and a civil monetary penalty of $32,500,000.

The Commission, pursuant to Section 9(c), exempted J.P. Morgan Securities, and any other existing company of which J.P. Morgan Securities is an affiliated person or any other company of which J.P. Morgan Securities may become an affiliated person in the future, from the provisions of Section 9(a) of the Act, with respect to the GICs Injunction. Investment Company Act Release Nos. IC-29719; 812-13919 (July 11, 2011) (notice and temporary order) and IC-29749; 812-13919 (August 8, 2011) (permanent order).

CDO

On June 21, 2011, the Commission filed a complaint (the “CDO Complaint”) against JPMS in the United States District for the Southern District of New York (the “New York District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities LLC (f/k/a J.P. Morgan Securities Inc.). The CDO Complaint alleged that JPMS violated Sections 17(a)(2) and (3) of the Securities Act. The conduct of JPMS alleged in the CDO Complaint involved an offering of a largely synthetic collateralized debt obligation (“CDO”) whose portfolio consisted primarily of credit default swaps referencing other CDO securities to qualified institutional buyers in reliance on the exemption from registration under the Securities Act provided by Rule 144A thereunder and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S thereunder. The CDO Complaint alleged that JPMS represented in marketing materials that the collateral manager selected the CDO’s investment portfolio but failed to disclose the hedge fund that purchased the subordinated notes (or “equity”), which also took the short position on roughly half of the portfolio’s assets, played a significant role in the selection process. On June 17, 2011, JPMS executed a consent in which it neither admitted nor denied any of the allegations, except as to personal and subject matter jurisdiction, but consented to the entry of an injunction (the “CDO Injunction”) and agreed to pay disgorgement of $18.6 million with prejudgment interest thereon in the amount of $2 million, and a civil penalty in the amount of $133 million. The New York District Court entered a final judgment against JPMS (the “CDO Final Judgment”) on June 29, 2011, that, among other things, restrained and enjoined JPMS from violating the statues cited in the CDO Complaint. JPMS also agreed to comply with certain undertakings.

The Commission pursuant to Section 9(c) temporarily exempted JPMS, and any other existing company of which JPMS is an affiliated person or any other company of which JPMS may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the CDO Injunction. Investment Company Act Release Nos. IC-29711; 812-13914 (June 29, 2011) (notice and temporary order). The applicants have requested a final order exempting JPMS, and any other existing company of which JPMS is an affiliated person or any other company of which JPMS may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the CDO Injunction.

Enron

On July 28, 2003, the Commission filed a complaint (the “Enron Complaint”) against JPMC in the United States District Court for the Southern District of Texas (the “Texas District Court”) in a civil action captioned Securities and Exchange Commission v. JPMorgan Chase & Co. The Enron Complaint alleged that JPMC aided and abetted violations by Enron Corp. (“Enron”) of Section 10(b) of the Exchange Act and Rule 10b-5 thereunder. The alleged violations occurred in connection with Enron’s financial statement disclosure of transactions with one or more affiliates of JPMC between 1997 and 2001. On July 24, 2003, JPMC executed a consent in which it neither admitted nor denied any of the allegations in the Enron Complaint, except as to jurisdiction, but consented to the entry of an injunction (the “Enron Injunction”) and agreed to pay $135 million in disgorgement, civil penalties and interest. The Texas District Court entered a final judgment against JPMC (the “Enron Final Judgment”) on July 28, 2003, that, among other things, enjoined JPMC, directly or through its officers, directors, agents and employees, from violating the statutes and rules cited in the Enron Complaint. Additionally, the Enron Final Judgment ordered JPMC to make payments aggregating $135 million.

The Commission pursuant to Section 9(c) exempted JPMC, and any other existing company of which JPMC is an affiliated person and any other company of which JPMC may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the Enron Injunction. Investment Company Act Release Nos. IC-26141; 812-12991 (July 28,2003) (notice and temporary order) and IC-26168; 812-12991 (Aug. 26, 2003) (permanent order).

IPOs

On October 1, 2003, the Commission filed a complaint (the “IPO Complaint”) against J.P. Morgan Securities Inc. (predecessor to JPMS, “JPMSI”) in the United States District Court for the District of Columbia (the “D.C. District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities Inc. The IPO Complaint alleged that JPMSI violated Rule 101 of Regulation M [17 C.F.R. §242.l01] under the Exchange Act by attempting to induce certain institutional customers to place orders for shares in the aftermarket for certain initial public offerings (“IPOs”) it underwrote during the restricted period of such IPOs. The IPO Complaint also alleged that JPMSI violated then NASD, Inc. (“NASD”) Conduct Rule 2110 by persuading one or more institutional customers to take an allocation of a “cold” IPO by promising to reward the customer with an allocation of an upcoming “hot” IPO. On September 18, 2003, JPMSI executed a consent in which it neither admitted nor denied any of the allegations in the IPO Complaint, except as to jurisdiction, but consented to the imposition of an injunction (the “IPO Injunction”) and a payment of a civil penalty of $25 million. On October 8, 2003, the D.C. District Court entered a final judgment against JPMSI (the “IPO Final Judgment”) that, among other things, enjoined JPMSI, its officers, agents, servants, employees, attorneys, and all persons in active concert or participation with JPMSI who receive actual notice of the IPO Final Judgment, from violating Rule 101 of Regulation M [17 C.F.R. §242.10l] under the Exchange Act and then NASD Conduct Rule 2110. Additionally, the IPO Final Judgment ordered JPMSI to make payments aggregating $25 million.

The Commission pursuant to Section 9(c) exempted JPMSI, and any other existing company of which JPMSI is an affiliated person and any other company of which JPMSI may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the IPO Injunction. Investment Company Act Release No. IC-26205 (Oct. 8, 2003) (notice and temporary order) and IC-26249 (Nov. 4, 2003) (permanent order).

Research Analysts – JPMSI

On April 28, 2003, the Commission filed a complaint (the “JPMSI Research Analysts Complaint”) against JPMSI in the United States District Court for the Southern District of New York (the “New York District Court”) in a civil action captioned Securities and Exchange Commission v. J.P. Morgan Securities Inc. The JPSMI Research Analysts Complaint alleged that JPMSI violated then Conduct Rules 2110, 22l0(d)(1)(A), and 3010 of the NASD and Rules 342, 401, 472, and 476(a)(6) of the New York Stock Exchange, Inc. (“NYSE”) (such NYSE and NASD rules together, “Exchange Rules”) by engaging in acts and practices that imposed conflicts of interest on its research analysts. The Complaint also alleged that JPMSI failed to: (a) disclose that JPMSI made payments for research to other broker-dealers not involved in an underwriting transaction and (b) establish and maintain adequate policies, systems, and procedures to detect and prevent the foregoing investment banking influences and conflicts of interest.

On April 21, 2003, JPMSI executed a Consent of JPMSI (the “JPMSI Research Analysts Consent”) in which it neither admitted nor denied any of the allegations in the JPMSI Research Analysts Complaint, except as to jurisdiction, but consented to the imposition of an injunction, certain other equitable relief, and a payment of $80 million. On October 31, 2003, the New York District Court entered a Final Judgment As To Defendant JPMSI (the “JPMSI Research Analysts

Final Judgment”) that, among other things, enjoined JPMSI, directly or through its officers, directors, agents and employees, from violating then NASD Conduct Rules 2110, 2210, and 3010 and NYSE Rules 342, 401, 472, and 476 (the “JPMSI Research Analysts Injunction”). Additionally, the JPMSI Research Analysts Final Judgment ordered JPMS to make payments aggregating $80 million. JPMSI also agreed to comply with certain undertakings, including, among other things, adopting and implementing policies and procedures relating to certain research activities.

The Commission pursuant to Section 9(c) exempted JPMSI, and any other existing company of which JPMSI is an affiliated person and any other company of which JPMSI may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the JPMSI Research Analysts Injunction. Investment Company Act Release Nos. IC-26239 (Oct. 31, 2003) (notice and temporary order) and IC-27134 (Oct. 27, 2005) (permanent order).

Research Analysts – Bear Stearns

On or about April 28, 2003, the Commission filed a complaint (the “Bear Research Analysts Complaint”) against Bear, Stearns & Co. Inc. (“BS&Co.”) in the New York District Court in a civil action captioned Securities and Exchange Commission v. Bear, Stearns & Co. Inc. BS&Co. then executed a consent and undertaking in which BS&Co. neither admitted nor denied any of the allegations in the Bear Research Analysts Complaint, except as to jurisdiction, but consented to the entry of a final judgment against BS&Co. by the New York District Court (the “Bear Final Judgment”). The Bear Final Judgment, among other things, enjoined BS&Co., directly or through its officers, directors, agents and employees, from violating Rules 401, 476, 472 and 342 of the NYSE and then Rules 2110, 2210 and 3010 of the NASD (the “Bear Research Analysts Injunction”). Additionally, the Bear Final Judgment ordered BS&Co. to make payments aggregating $80 million, and to comply with the undertakings set forth in the Bear Final Judgment. Those undertakings involve the adoption and implementation of policies and procedures relating to BS&Co.’s research practices.

The Commission pursuant to Section 9(c) exempted BS&Co. and any other existing company of which BS&Co. is an affiliated person and any other company of which BS&Co. may become an affiliated person in the future, from the provisions of Section 9(a) of the Act with respect to the Bear Research Analysts Injunction. Investment Company Act Release Nos. IC- 26237 (Oct. 31, 2003) (notice and temporary order) and IC- 27136 (Oct. 27, 2005) (permanent order).

Because these previously obtained Section 9(c) orders were necessitated by actions brought by the Commission involving facts and circumstances that do not bear on this Application, they have little, if any, relevance to whether this Application should be granted. Rather, this Application should be evaluated on its own merits, and granted for the reasons discussed above.

E.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

J.	Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Orders by the Commission.

IV.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Michael Coyne, Esq.

JPMorgan Chase & Co.

One Chase Manhattan Plaza

New York, NY 10005-1401

with a copy to:

Gail S. Ennis, Esq.

James E. Anderson, Esq.

John M. Faust, Esq.

WilmerHale LLP

1875 Pennsylvania Ave, NW

Washington, DC 20006

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable. Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf. The certifications required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN SECURITIES LLC

By:	/s/ Carlos M. Hernandez
Name:	Carlos M. Hernandez
Title:	President, Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Roger Baumann
Name:	Roger Baumann
Title:	Director and Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-3 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C.

By:	/s/ Todd Hesse
Name:	Todd Hesse
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-4 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BSCGP INC.

By:	/s/ Todd Hesse
Name:	Todd Hesse
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-5 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CONSTELLATION GROWTH CAPITAL LLC

By:	/s/ Faith Rosenfeld
Name:	Faith Rosenfeld
Title:	Chief Administrative Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-6 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

CONSTELLATION VENTURES MANAGEMENT II, LLC

By:	/s/ Todd Hesse
Name:	Todd Hesse
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-7 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Chief Compliance Officer

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-8 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JF INTERNATIONAL MANAGEMENT INC.

By:	/s/ Roger Hepper
Name:	Roger Hepper
Title:	Director and Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-9 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

JPMORGAN DISTRIBUTION SERVICES, INC.

By:	/s/ Robert L. Young
Name:	Robert L. Young
Title:	Director and Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-10 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.

By:	/s/ Robert L. Young
Name:	Robert L. Young
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-11 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Robert L. Young
Name:	Robert L. Young
Title:	Director, Chief Operating Officer and Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-12 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN PARTNERS, LLC

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-13 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN PRIVATE INVESTMENTS INC.

By:	/s/ Michael Raczynski
Name:	Michael Raczynski
Title:	Chief Compliance Officer and Executive Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-14 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

OEP CO-INVESTORS MANAGEMENT II, LTD.

By:	/s/ Richard M. Cashin
Name:	Richard M. Cashin
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-15 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

OEP CO-INVESTORS MANAGEMENT III, LTD.

By:	/s/ Richard M. Cashin
Name:	Richard M. Cashin
Title:	President

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-16 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED

By:	/s/ Anthony R. Manno Jr.
Name:	Anthony R. Manno Jr.
Title:	Chief Executive Officer, President and Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-17 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SIXTY WALL STREET GP CORPORATION

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-18 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SIXTY WALL STREET MANAGEMENT COMPANY, LLC

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-19 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

EMC MORTGAGE, LLC

By:	/s/ John E. Costango
Name:	John E. Costango
Title:	Managing Director

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-20 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

BEAR STEARNS ASSET BACKED SECURITIES I, LLC

By:	/s/ Christian T. Greco
Name:	Christian T. Greco
Title:	Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-21 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

STRUCTURED ASSET MORTGAGE INVESTMENTS II, INC.

By:	/s/ Christian T. Greco
Name:	Christian T. Greco
Title:	Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-22 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

SACO I, INC.

By:	/s/ Christian T. Greco
Name:	Christian T. Greco
Title:	Vice President

The Applicant named below has caused this Application to be duly signed on its behalf on the 9th day of January, 2013. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-23 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

J.P. MORGAN ACCEPTANCE CORPORATION I

By:	/s/ Christian T. Greco
Name:	Christian T. Greco
Title:	Vice President

Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of J.P. MORGAN SECURITIES LLC (“JPMS”), does hereby certify that this Application is signed by Carlos M. Hernandez, elected President and Managing Director of JPMS pursuant to the general authority vested in him as such under JPMS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

J.P. MORGAN SECURITIES LLC

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of BEAR STEARNS ASSET MANAGEMENT INC. (“BSAM”), does hereby certify that this Application is signed by Roger Baumann, elected Director of BSAM pursuant to the general authority vested in him as such under BSAM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

BEAR STEARNS ASSET MANAGEMENT INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-3

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C. (“BSHIM”), does hereby certify that this Application is signed by Todd Hesse, elected Managing Director of BSHIM pursuant to the general authority vested in him as such under BSHIM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

BEAR STEARNS HEALTH INNOVENTURES MANAGEMENT, L.L.C.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-4

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of BSCGP INC. (“BSCGP”), does hereby certify that this Application is signed by Todd Hesse, elected Managing Director of BSCGP pursuant to the general authority vested in him as such under BSCGP policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

BSCGP INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-5

Authorization

Officer’s Certificate

The undersigned, being duly elected General Counsel of CONSTELLATION GROWTH CAPITAL LLC (“Constellation”), does hereby certify that this Application is signed by Faith Rosenfeld, elected Chief Administrative Officer of Constellation pursuant to the general authority vested in her as such under Constellation policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

CONSTELLATION GROWTH CAPITAL LLC

By:	/s/ Yoohyun K. Choi
Name:	Yoohyun K. Choi
Title:	General Counsel

Exhibit A-6

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of CONSTELLATION VENTURES MANAGEMENT II, LLC (“Constellation II”), does hereby certify that this Application is signed by Todd Hesse, elected Managing Director of Constellation II pursuant to the general authority vested in him as such under Constellation II policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

CONSTELLATION VENTURES MANAGEMENT II, LLC

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-7

Authorization

Officer’s Certificate

The undersigned, being duly elected General Counsel of HIGHBRIDGE CAPITAL MANAGEMENT, LLC (“Highbridge”), does hereby certify that this Application is signed by John Oliva, elected Chief Compliance Officer of Highbridge pursuant to the general authority vested in him as such under Highbridge policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ Yoohyun K. Choi
Name:	Yoohyun K. Choi
Title:	General Counsel

Exhibit A-8

Authorization

Officer’s Certificate

The undersigned, being duly elected Managing Director and Chief Compliance Officer of JF INTERNATIONAL MANAGEMENT INC. (“JFIMI”), does hereby certify that this Application is signed by Roger Hepper, elected Director of JFIMI pursuant to the general authority vested in him as such under JFIMI policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

JF INTERNATIONAL MANAGEMENT INC.

By:	/s/ Muriel Sung
Name:	Muriel Sung
Title:	Managing Director and Chief Compliance Officer

Exhibit A-9

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of JPMORGAN DISTRIBUTION SERVICES, INC. (“JPMDS”), does hereby certify that this Application is signed by Robert L. Young, elected Director and Managing Director of JPMDS pursuant to the general authority vested in him as such under JPMDS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

JPMORGAN DISTRIBUTION SERVICES, INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-10

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Secretary of J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC. (“JPMII”), does hereby certify that this Application is signed by Robert L. Young, elected Managing Director of JPMII pursuant to the general authority vested in him as such under JPMII policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

J.P. MORGAN INSTITUTIONAL INVESTMENTS, INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Vice President and Secretary

Exhibit A-11

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of J.P. MORGAN INVESTMENT MANAGEMENT INC. (“JPMIM”), does hereby certify that this Application is signed by Robert L. Young, elected Director, Chief Operating Officer and Managing Director of JPMIM pursuant to the general authority vested in him as such under JPMIM policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Assistant Secretary

Exhibit A-12

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of J.P. MORGAN PARTNERS, LLC (“JPMP”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director of JPMP pursuant to the general authority vested in her as such under JPMP policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

J.P. MORGAN PARTNERS, LLC

By:	/s/ Elizabeth De Guzman
Name:	Elizabeth De Guzman
Title:	Vice President and Assistant Secretary

Exhibit A-13

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Assistant Secretary of J.P. MORGAN PRIVATE INVESTMENTS INC. (“JPMPI”), does hereby certify that this Application is signed by Michael Raczynski, elected Chief Compliance Officer of JPMPI pursuant to the general authority vested in him as such under JPMPI policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

J.P. MORGAN PRIVATE INVESTMENTS INC.

By:	/s/ Rose Burke
Name:	Rose Burke
Title:	Executive Director and Assistant Secretary

Exhibit A-14

Authorization

Officer’s Certificate

The undersigned, being duly elected General Counsel and Secretary of OEP CO-INVESTORS MANAGEMENT II, LTD. (“OEP II”), does hereby certify that this Application is signed by Richard M. Cashin, elected President of OEP II pursuant to the general authority vested in him as such under OEP II policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

OEP CO-INVESTORS MANAGEMENT II, LTD.

By:	/s/ Judah Shechter
Name:	Judah Shechter
Title:	General Counsel and Secretary

Exhibit A-15

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of OEP CO-INVESTORS MANAGEMENT III, LTD. (“OEP III”), does hereby certify that this Application is signed by Richard M. Cashin, elected President of OEP III pursuant to the general authority vested in her as such under OEP III policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

OEP CO-INVESTORS MANAGEMENT III, LTD.

By:	/s/ Judah Shechter
Name:	Judah Shechter
Title:	General Counsel and Secretary

Exhibit A-16

Authorization

Officer’s Certificate

The undersigned, being duly elected Managing Director and Secretary of SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED (“Security Capital”), does hereby certify that this Application is signed by Anthony R. Manno Jr., elected Chief Executive Officer, President and Director of Security Capital pursuant to the general authority vested in him as such under Security Capital policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

SECURITY CAPITAL RESEARCH & MANAGEMENT INCORPORATED

By:	/s/ Scott E. Richter
Name:	Scott E. Richter
Title:	Managing Director and Secretary

Exhibit A-17

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of SIXTY WALL STREET GP CORPORATION (“Sixty Wall Street GP”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director of Sixty Wall Street GP pursuant to the general authority vested in her as such under Sixty Wall Street GP policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

SIXTY WALL STREET GP CORPORATION

By:	/s/ Elizabeth De Guzman
Name:	Elizabeth De Guzman
Title:	Vice President and Assistant Secretary

Exhibit A-18

Authorization

Officer’s Certificate

The undersigned, being duly elected Vice President and Assistant Secretary of SIXTY WALL STREET MANAGEMENT COMPANY, LLC (“Sixty Wall Street Management”), does hereby certify that this Application is signed by Ana Capella Gomez-Acebo, elected Managing Director of Sixty Wall Street Management pursuant to the general authority vested in her as such under Sixty Wall Street Management policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

SIXTY WALL STREET MANAGEMENT COMPANY, LLC

By:	/s/ Elizabeth De Guzman
Name:	Elizabeth De Guzman
Title:	Vice President and Assistant Secretary

Exhibit A-19

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of EMC MORTGAGE, LLC (“EMC”), does hereby certify that this Application is signed by John E. Costango, elected Managing Director of EMC pursuant to the general authority vested in him as such under EMC policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

EMC MORTGAGE, LLC

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Secretary

Exhibit A-20

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Secretary of BEAR STEARNS ASSET BACKED SECURITIES I, LLC (“BSABS”), does hereby certify that this Application is signed by Christian T. Greco, elected Vice President of BSABS pursuant to the general authority vested in him as such under BSABS policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

BEAR STEARNS ASSET BACKED SECURITIES I, LLC

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Secretary

Exhibit A-21

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director of STRUCTURED ASSET MORTGAGE INVESTMENTS II, INC. (“SAMI”), does hereby certify that this Application is signed by Christian T. Greco, elected Vice President of SAMI pursuant to the general authority vested in him as such under SAMI policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

STRUCTURED ASSET MORTGAGE INVESTMENTS II, INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director

Exhibit A-22

Authorization

Officer’s Certificate

The undersigned, being duly elected Executive Director and Secretary of SACO I, INC. (“SACO”), does hereby certify that this Application is signed by Christian T. Greco, elected Vice President of SACO pursuant to the general authority vested in him as such under SACO policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

SACO I, INC.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Executive Director and Secretary

Exhibit A-23

Authorization

Officer’s Certificate

The undersigned, being duly elected Secretary of J.P. MORGAN ACCEPTANCE CORPORATION I. (“JPMAC”), does hereby certify that this Application is signed by Christian T. Greco, elected Vice President of JPMAC pursuant to the general authority vested in him as such under JPMAC policy and required documents.

IN WITNESS WHEREOF, I have set my hand this January 9, 2013.

J.P. MORGAN ACCEPTANCE CORPORATION I.

By:	/s/ Colleen Meade
Name:	Colleen Meade
Title:	Secretary

EXHIBIT A9

* = At various times since February 2005, these Funds have held or hold immaterial positions in thirteen of the RMBS that are the subject of the Complaint. Please see Footnote 6 for more information.

Adviser Applicants

Bear Stearns Asset Management Inc.

Bear Stearns Health Innoventures Management, L.L.C.

BSCGP Inc.

Constellation Growth Capital, LLC

Constellation Ventures Management II, LLC

Highbridge Capital Management, LLC

J.P. Morgan Investment Management Inc.

J.P. Morgan Partners, LLC

J.P. Morgan Private Investments Inc.

JF International Management Inc.

OEP Co-Investors Management II, Ltd.

OEP Co-Investors Management III, Ltd.

Security Capital Research & Management Incorporated

Sixty Wall Street GP Corporation

Sixty Wall Street Management Company, LLC

Principal Underwriter Applicants

JPMorgan Distribution Services, Inc.

J.P. Morgan Institutional Investments, Inc.

Registered Investment Companies

Highbridge Capital Management, LLC

Highbridge Capital Management, LLC currently acts as the sub-adviser to the following open-end funds:

JPMorgan Trust I

•	Highbridge Dynamic Commodities Strategy Fund

•	Highbridge Statistical Market Neutral Fund

[9]	As of January 8, 2013.

JF International Management Inc.

JF International Management Inc. currently acts as the investment adviser to the following closed-end fund:

•	JF China Region Fund, Inc.

JF International Management Inc. currently acts as the sub-adviser to the following open-end funds:

J.P. Morgan Trust I

•	JPMorgan Asia Pacific Fund

•	JPMorgan China Region Fund

•	JPMorgan India Fund

Claymore Exchange Traded Fund Trust II

•	Guggenheim Yuan Bond ETF

J.P. Morgan Investment Management Inc.

J.P. Morgan Investment Management Inc. currently acts as the investment adviser to the following open-end funds:

J.P. Morgan Mutual Fund Group

•	JPMorgan Short Term Bond Fund II

J.P. Morgan Mutual Fund Investment Trust

•	JPMorgan Growth Advantage Fund

J.P. Morgan Trust I

•	Highbridge Dynamic Commodities Strategy Fund

•	Highbridge Statistical Market Neutral Fund

•	JPMorgan 100% U.S. Treasury Securities Money Market Fund

•	JPMorgan Access Balanced Fund

•	JPMorgan Access Growth Fund

•	JPMorgan Alternative Strategies Fund

•	JPMorgan Asia Pacific Fund

•	JPMorgan California Municipal Money Market Fund

•	JPMorgan California Tax Free Bond Fund

•	JPMorgan China Region Fund

•	JPMorgan Commodities Strategy Fund

•	JPMorgan Credit Opportunities Fund

•	JPMorgan Current Income Fund

•	JPMorgan Current Yield Money Market Fund

•	JPMorgan Disciplined Equity Fund

•	JPMorgan Diversified Fund

•	JPMorgan Diversified Real Return Fund

•	JPMorgan Dynamic Growth Fund

•	JPMorgan Dynamic Small Cap Growth Fund

•	JPMorgan Emerging Economies Fund

•	JPMorgan Emerging Markets Debt Fund

•	JPMorgan Emerging Markets Equity Fund

•	JPMorgan Emerging Markets Local Currency Debt Fund

•	JPMorgan Equity Focus Fund

•	JPMorgan Ex-G4 Currency Strategies Fund

•	JPMorgan Floating Rate Income Fund

•	JPMorgan Federal Money Market Fund

•	JPMorgan Global Allocation Fund

•	JPMorgan Global Bond Opportunities Fund

•	JPMorgan Global Opportunities Fund

•	JPMorgan Global Natural Resources Fund

•	JPMorgan Global Equity Income Fund

•	JPMorgan Global Unconstrained Equity Fund

•	JPMorgan Growth and Income Fund

•	JPMorgan Growth Long/Short Fund

•	JPMorgan Income Builder Fund*

•	JPMorgan India Fund

•	JPMorgan Inflation Managed Bond Fund

•	JPMorgan Intermediate Tax Free Bond Fund

•	JPMorgan International Currency Income Fund

•	JPMorgan International Equity Fund

•	JPMorgan International Opportunities Fund

•	JPMorgan International Opportunities Plus Fund

•	JPMorgan International Realty Fund

•	JPMorgan International Small Cap Equity Fund

•	JPMorgan International Unconstrained Equity Fund

•	JPMorgan International Value Fund

•	JPMorgan International Value Fund SMA Fund

•	JPMorgan Intrepid America Fund

•	JPMorgan Intrepid European Fund

•	JPMorgan Intrepid Growth Fund

•	JPMorgan Intrepid International Fund

•	JPMorgan Intrepid Multi Cap Fund

•	JPMorgan Intrepid Value Fund

•	JPMorgan Latin America Fund

•	JPMorgan Managed Income Fund

•	JPMorgan Mid Cap Core Fund

•	JPMorgan Mid Cap Equity Fund

•	JPMorgan Multi-Cap Long/Short Fund

•	JPMorgan Multi-Sector Income Fund*

•	JPMorgan New York Municipal Money Market Fund

•	JPMorgan New York Tax Free Bond Fund

•	JPMorgan Prime Money Market Fund

•	JPMorgan Quantitative Large Cap Plus Fund

•	JPMorgan Real Return Fund

•	JPMorgan Research Equity Long/Short Fund

•	JPMorgan Research Market Neutral Fund

•	JPMorgan Russia Fund

•	JPMorgan Small Cap Core Fund

•	JPMorgan Small Cap Equity Fund

•	JPMorgan Smart Allocation Equity Fund

•	JPMorgan Smart Allocation Income Fund

•	JPMorgan SmartRetirement Blend Income Fund

•	JPMorgan SmartRetirement Blend 2015 Fund

•	JPMorgan SmartRetirement Blend 2020 Fund

•	JPMorgan SmartRetirement Blend 2025 Fund

•	JPMorgan SmartRetirement Blend 2030 Fund

•	JPMorgan SmartRetirement Blend 2035 Fund

•	JPMorgan SmartRetirement Blend 2040 Fund

•	JPMorgan SmartRetirement Blend 2045 Fund

•	JPMorgan SmartRetirement Blend 2050 Fund

•	JPMorgan SmartRetirement Blend 2055 Fund

•	JPMorgan Smart Retirement 2010 Fund

•	JPMorgan Smart Retirement 2015 Fund

•	JPMorgan Smart Retirement 2020 Fund

•	JPMorgan Smart Retirement 2025 Fund

•	JPMorgan Smart Retirement 2030 Fund

•	JPMorgan Smart Retirement 2035 Fund

•	JPMorgan Smart Retirement 2040 Fund

•	JPMorgan Smart Retirement 2045 Fund

•	JPMorgan Smart Retirement 2050 Fund

•	JPMorgan Smart Retirement 2055 Fund

•	JPMorgan Smart Retirement Income Fund

•	JPMorgan Strategic Income Opportunities Fund*

•	JPMorgan Strategic Preservation Fund

•	JPMorgan Tax Aware Disciplined Equity Fund

•	JPMorgan Tax Aware Equity Fund

•	JPMorgan Tax Aware High Income Fund

•	JPMorgan Tax Aware Income Opportunities Fund

•	JPMorgan Tax Aware Real Return Fund

•	JPMorgan Tax Aware Real Return SMA Fund

•	JPMorgan Tax Free Money Market Fund

•	JPMorgan Total Emerging Markets Fund

•	JPMorgan Total Return Fund*

•	JPMorgan U.S. Dynamic Plus Fund

•	JPMorgan U.S. Equity Fund

•	JPMorgan U.S. Large Cap Core Plus Fund

•	JPMorgan U.S. Large Cap Core Plus Fund II

•	JPMorgan U.S. Research Equity Plus Fund

•	JPMorgan U.S. Small Company Fund

•	JPMorgan Value Advantage Fund

J.P. Morgan Fleming Mutual Fund Group, Inc.

•	JPMorgan Mid Cap Value Fund

JPMorgan Institutional Trust

•	JPMorgan Core Bond Trust

•	JPMorgan Equity Index Trust

•	JPMorgan Intermediate Bond Trust

JPMorgan Insurance Trust

•	JPMorgan Insurance Trust Core Bond Portfolio

•	JPMorgan Insurance Trust Equity Index Portfolio

•	JPMorgan Insurance Trust International Equity Portfolio

•	JPMorgan Insurance Trust Intrepid Growth Portfolio

•	JPMorgan Insurance Trust Intrepid Mid Cap Portfolio

•	JPMorgan Insurance Trust Mid Cap Growth Portfolio

•	JPMorgan Insurance Trust Mid Cap Value Portfolio

•	JPMorgan Insurance Trust Small Cap Core Portfolio

•	JPMorgan Insurance Trust U.S. Equity Portfolio

JPMorgan Trust II

•	JPMorgan Arizona Municipal Bond Fund

•	JPMorgan Core Bond Fund*

•	JPMorgan Core Plus Bond Fund

•	JPMorgan Equity Income Fund

•	JPMorgan Equity Index Fund

•	JPMorgan Government Bond Fund

•	JPMorgan High Yield Fund

•	JPMorgan International Equity Index Fund

•	JPMorgan Intrepid Mid Cap Fund

•	JPMorgan Investor Balanced Fund

•	JPMorgan Investor Conservative Growth Fund

•	JPMorgan Investor Growth & Income Fund

•	JPMorgan Investor Growth Fund

•	JPMorgan Large Cap Growth Fund

•	JPMorgan Large Cap Value Fund

•	JPMorgan Limited Duration Bond Fund*

•	JPMorgan Liquid Assets Money Market Fund

•	JPMorgan Market Expansion Index Fund

•	JPMorgan Michigan Municipal Bond Fund

•	JPMorgan Michigan Municipal Money Market Fund

•	JPMorgan Mid Cap Growth Fund

•	JPMorgan Mortgage-Backed Securities Fund*

•	JPMorgan Multi-Cap Market Neutral Fund

•	JPMorgan Municipal Income Fund

•	JPMorgan Municipal Money Market Fund

•	JPMorgan Ohio Municipal Bond Fund

•	JPMorgan Ohio Municipal Money Market Fund

•	JPMorgan Short Duration Bond Fund

•	JPMorgan Short- Intermediate Municipal Bond Fund

•	JPMorgan Small Cap Growth Fund

•	JPMorgan Small Cap Value Fund

•	JPMorgan Tax Free Bond Fund

•	JPMorgan Treasury & Agency Fund

•	JPMorgan U.S. Government Money Market Fund

•	JPMorgan U.S. Treasury Plus Money Market Fund

JPMorgan Value Opportunities Fund Inc.

•	JPMorgan Value Opportunities Fund

Undiscovered Managers Funds

•	JPMorgan Realty Income Fund

J.P. Morgan Investment Management Inc. currently acts as the investment adviser to the following closed-end funds:

•	J.P. Morgan Access Multi-Strategy Fund, L.L.C.

•	J.P. Morgan Access Multi-Strategy Fund II

•	Pacholder High Yield Fund, Inc.

•	Tridan Inc.

J.P. Morgan Investment Management Inc. currently acts as the sub-adviser to the following open-end funds:

Advanced Series Trust

•	AST High Yield Portfolio

•	AST JP Morgan Strategic Opportunities Portfolio

•	AST JPMorgan International Equity Portfolio

•	AST Small-Cap Value Portfolio

•	AST Academic Strategies Asset Allocation Portfolio

Allianz Variable Insurance Products Trust

•	AZL JPMorgan International Opportunities Fund

•	AZL JPMorgan U.S. Equity Fund

AXA Premier VIP Trust

•	Multimanager International Equity Portfolio

Claymore Exchange Traded Fund Trust II

•	Guggenheim Yuan Bond ETF

EQ Advisors Trust

•	EQ/JPMorgan Value Opportunities Portfolio

FundVantage Trust

•	Pemberwick Fund

ING Investors Trust

•	ING JPMorgan Emerging Markets Equity Portfolio

•	ING JPMorgan Small Cap Core Equity Portfolio

ING Mutual Funds Trust

•	ING Emerging Markets Equity Fund

ING Partners, Inc.

•	ING JPMorgan Mid Cap Value Portfolio

JNL Series Trust

•	JNL/JPMorgan International Value Fund

•	JNL/JPMorgan MidCap Growth Fund

•	JNL/JPMorgan U.S. Government & Quality Bond Fund*

Lincoln National Variable Insurance Products Trust

•	LVIP J.P.Morgan High Yield Fund

•	LVIP JPMorgan Mid Cap Value RPM Fund

Managers Trust II

•	Managers High Yield Fund

MassMutual Select Funds

•	MassMutual Select Overseas Fund

•	Mass Mutual Select Diversified International Fund

Met Investor Series Trust

•	JPMorgan Global Active Allocation Portfolio

Mercer Funds

•	Mercer US Short Maturity Fixed Income Fund

Nationwide Variable Insurance Trust

•	NVIT Multi-Manager International Value Fund

•	NVIT Multi-Manager Small Cap Value Fund

New Covenant Funds

•	New Covenant Income Fund

Northern Lights Fund Trust

•	Altegris Macro Strategy Fund

•	Altegris Managed Futures Strategy Fund

Pacific Life Funds

•	PL International Value Fund

Pacific Select Fund

•	Long/Short Large-Cap Portfolio

•	International Value Portfolio

Principal Funds, Inc.

•	High Yield Fund I

Principal Variable Contracts Funds, Inc.

•	SmallCap Value Account I

Columbia Funds Variable Series Trust II

•	Variable Portfolio – J.P. Morgan Core Bond Fund*

Russell Investment Company

•	Russell Tax Managed U.S. Large Cap Fund

•	Russell U.S. Defensive Equity Fund

Seasons Series Trust

•	Focus Value Portfolio

SEI Institutional Investments Trust

•	Core Fixed Income

•	High Yield Bond Fund

•	Small Cap Fund

SEI Institutional Managed Trust

•	High Yield Bond Fund

•	Small Cap Fund

•	Small Cap Growth Fund

•	U.S. Fixed Income Fund

•	Mid Cap Fund

SunAmerica Series Trust

•	Balanced Portfolio

•	Global Equities Portfolio

•	Growth Income Portfolio

•	Mid Cap Growth Portfolio

The Integrity Funds

•	Integrity High Income Fund

The Target Portfolio Trust

•	Small Capitalization Value Portfolio

Transamerica Funds

•	Transamerica International Bond

•	Transamerica Core Bond*

•	Transamerica Long/Short Strategy

•	Transamerica Mid Cap Value

•	Transamerica Multi-Managed Balanced

Transamerica Partners Portfolios

•	Transamerica Partners Balanced Portfolio

•	Transamerica Partners Mid Value Portfolio

Transamerica Series Trust

•	Transamerica JPMorgan Core Bond VP

•	Transamerica JPMorgan Enhanced Index VP

•	Transamerica JPMorgan Mid Cap Value VP

•	Transamerica JPMorgan Tactical Allocation VP

•	Transamerica Multi-Managed Balanced VP

UBS PACE Select Advisors Trust

•	Pace International Equity Investments

•	Pace Large Co Growth Equity Investments

VALIC Company I

•	Emerging Economies Fund

•	Government Securities Fund

VALIC Company II

•	Small Cap Growth Fund

•	Small Cap Value Fund

JPMorgan Distribution Services, Inc.

JPMorgan Distribution Services, Inc. currently acts as the distributor for the following open-end funds:

J.P. Morgan Fleming Mutual Fund Group, Inc.

•	JPMorgan Mid Cap Value Fund

J.P. Morgan Mutual Fund Group

•	JPMorgan Short Term Bond Fund II

J.P. Morgan Mutual Fund Investment Trust

•	JPMorgan Growth Advantage Fund

J.P. Morgan Trust I

•	Highbridge Dynamic Commodities Strategy Fund

•	Highbridge Statistical Market Neutral Fund

•	JPMorgan 100% U.S. Treasury Securities Money Market Fund

•	JPMorgan Access Balanced Fund

•	JPMorgan Access Growth Fund

•	JPMorgan Alternative Strategies Fund

•	JPMorgan Asia Pacific Fund

•	JPMorgan California Municipal Money Market Fund

•	JPMorgan California Tax Free Bond Fund

•	JPMorgan China Region Fund

•	JPMorgan Commodities Strategy Fund

•	JPMorgan Credit Opportunities Fund

•	JPMorgan Current Income Fund

•	JPMorgan Current Yield Money Market Fund

•	JPMorgan Disciplined Equity Fund

•	JPMorgan Diversified Fund

•	JPMorgan Diversified Real Return Fund

•	JPMorgan Dynamic Growth Fund

•	JPMorgan Dynamic Small Cap Growth Fund

•	JPMorgan Emerging Economies Fund

•	JPMorgan Emerging Markets Debt Fund

•	JPMorgan Emerging Markets Equity Fund

•	JPMorgan Emerging Markets Local Currency Debt Fund

•	JPMorgan Equity Focus Fund

•	JPMorgan Ex-G4 Currency Strategies Fund

•	JPMorgan Floating Rate Income Fund

•	JPMorgan Federal Money Market Fund

•	JPMorgan Global Allocation Fund

•	JPMorgan Global Bond Opportunities Fund

•	JPMorgan Global Opportunities Fund

•	JPMorgan Global Natural Resources Fund

•	JPMorgan Global Equity Income Fund

•	JPMorgan Global Unconstrained Equity Fund

•	JPMorgan Growth and Income Fund

•	JPMorgan Growth Long/Short Fund

•	JPMorgan Income Builder Fund

•	JPMorgan India Fund

•	JPMorgan Inflation Managed Bond Fund

•	JPMorgan Intermediate Tax Free Bond Fund

•	JPMorgan International Currency Income Fund

•	JPMorgan International Equity Fund

•	JPMorgan International Opportunities Fund

•	JPMorgan International Opportunities Plus Fund

•	JPMorgan International Realty Fund

•	JPMorgan International Small Cap Equity Fund

•	JPMorgan International Unconstrained Equity Fund

•	JPMorgan International Value Fund

•	JPMorgan International Value Fund SMA Fund

•	JPMorgan Intrepid America Fund

•	JPMorgan Intrepid European Fund

•	JPMorgan Intrepid Growth Fund

•	JPMorgan Intrepid International Fund

•	JPMorgan Intrepid Multi Cap Fund

•	JPMorgan Intrepid Value Fund

•	JPMorgan Latin America Fund

•	JPMorgan Managed Income Fund

•	JPMorgan Mid Cap Core Fund

•	JPMorgan Mid Cap Equity Fund

•	JPMorgan Multi-Cap Long/Short Fund

•	JPMorgan Multi-Sector Income Fund

•	JPMorgan New York Municipal Money Market Fund

•	JPMorgan New York Tax Free Bond Fund

•	JPMorgan Prime Money Market Fund

•	JPMorgan Quantitative Large Cap Plus Fund

•	JPMorgan Real Return Fund

•	JPMorgan Research Equity Long/Short Fund

•	JPMorgan Research Market Neutral Fund

•	JPMorgan Russia Fund

•	JPMorgan Small Cap Core Fund

•	JPMorgan Small Cap Equity Fund

•	JPMorgan Smart Allocation Equity Fund

•	JPMorgan Smart Allocation Income Fund

•	JPMorgan SmartRetirement Blend Income Fund

•	JPMorgan SmartRetirement Blend 2015 Fund

•	JPMorgan SmartRetirement Blend 2020 Fund

•	JPMorgan SmartRetirement Blend 2025 Fund

•	JPMorgan SmartRetirement Blend 2030 Fund

•	JPMorgan SmartRetirement Blend 2035 Fund

•	JPMorgan SmartRetirement Blend 2040 Fund

•	JPMorgan SmartRetirement Blend 2045 Fund

•	JPMorgan SmartRetirement Blend 2050 Fund

•	JPMorgan SmartRetirement Blend 2055 Fund

•	JPMorgan Smart Retirement 2010 Fund

•	JPMorgan Smart Retirement 2015 Fund

•	JPMorgan Smart Retirement 2020 Fund

•	JPMorgan Smart Retirement 2025 Fund

•	JPMorgan Smart Retirement 2030 Fund

•	JPMorgan Smart Retirement 2035 Fund

•	JPMorgan Smart Retirement 2040 Fund

•	JPMorgan Smart Retirement 2045 Fund

•	JPMorgan Smart Retirement 2050 Fund

•	JPMorgan Smart Retirement 2055 Fun

•	JPMorgan Smart Retirement Income Fund

•	JPMorgan Strategic Income Opportunities Fund

•	JPMorgan Strategic Preservation Fund

•	JPMorgan Tax Aware Disciplined Equity Fund

•	JPMorgan Tax Aware Equity Fund

•	JPMorgan Tax Aware High Income Fund

•	JPMorgan Tax Aware Income Opportunities Fund

•	JPMorgan Tax Aware Real Return Fund

•	JPMorgan Tax Aware Real Return SMA Fund

•	JPMorgan Tax Free Money Market Fund

•	JPMorgan Total Emerging Markets Fund

•	JPMorgan Total Return Fund

•	JPMorgan U.S. Dynamic Plus Fund

•	JPMorgan U.S. Equity Fund

•	JPMorgan U.S. Large Cap Core Plus Fund

•	JPMorgan U.S. Large Cap Core Plus Fund II

•	JPMorgan U.S. Research Equity Plus Fund

•	JPMorgan U.S. Small Company Fund

•	JPMorgan Value Advantage Fund

•	Security Capital U.S. Core Real Estate Securities Fund

JPMorgan Insurance Trust

•	JPMorgan Insurance Trust Core Bond Portfolio

•	JPMorgan Insurance Trust Equity Index Portfolio

•	JPMorgan Insurance Trust International Equity Portfolio

•	JPMorgan Insurance Trust Intrepid Growth Portfolio

•	JPMorgan Insurance Trust Intrepid Mid Cap Portfolio

•	JPMorgan Insurance Trust Mid Cap Growth Portfolio

•	JPMorgan Insurance Trust Mid Cap Value Portfolio

•	JPMorgan Insurance Trust Small Cap Core Portfolio

•	JPMorgan Insurance Trust U.S. Equity Portfolio

JPMorgan Trust II

•	JPMorgan Arizona Municipal Bond Fund

•	JPMorgan Core Bond Fund

•	JPMorgan Core Plus Bond Fund

•	JPMorgan Equity Income Fund

•	JPMorgan Equity Index Fund

•	JPMorgan Government Bond Fund

•	JPMorgan High Yield Fund

•	JPMorgan International Equity Index Fund

•	JPMorgan Intrepid Mid Cap Fund

•	JPMorgan Investor Balanced Fund

•	JPMorgan Investor Conservative Growth Fund

•	JPMorgan Investor Growth & Income Fund

•	JPMorgan Investor Growth Fund

•	JPMorgan Large Cap Growth Fund

•	JPMorgan Large Cap Value Fund

•	JPMorgan Limited Duration Bond Fund

•	JPMorgan Liquid Assets Money Market Fund

•	JPMorgan Market Expansion Index Fund

•	JPMorgan Michigan Municipal Bond Fund

•	JPMorgan Michigan Municipal Money Market Fund

•	JPMorgan Mid Cap Growth Fund

•	JPMorgan Mortgage-Backed Securities Fund

•	JPMorgan Multi-Cap Market Neutral Fund

•	JPMorgan Municipal Income Fund

•	JPMorgan Municipal Money Market Fund

•	JPMorgan Ohio Municipal Bond Fund

•	JPMorgan Ohio Municipal Money Market Fund

•	JPMorgan Short Duration Bond Fund

•	JPMorgan Short- Intermediate Municipal Bond Fund

•	JPMorgan Small Cap Growth Fund

•	JPMorgan Small Cap Value Fund

•	JPMorgan Tax Free Bond Fund

•	JPMorgan Treasury & Agency Fund

•	JPMorgan U.S. Government Money Market Fund

•	JPMorgan U.S. Real Estate Fund

•	JPMorgan U.S. Treasury Plus Money Market Fund

JPMorgan Value Opportunities Fund Inc.

•	JPMorgan Value Opportunities Fund

Undiscovered Managers Funds

•	Undiscovered Managers Behavioral Growth Fund

•	Undiscovered Managers Behavioral Value Fund

•	JPMorgan Realty Income Fund

J.P. Morgan Institutional Investments, Inc.

J.P. Morgan Institutional Investments, Inc. currently acts as the placement agent for the following open-end funds:

•	JPMorgan Core Bond Trust

•	JPMorgan Equity Index Trust

•	JPMorgan Intermediate Bond Trust

J.P. Morgan Private Investments Inc.

J.P. Morgan Private Investments Inc. currently acts as the sub-adviser to the following open-end funds:

J.P. Morgan Trust I

•	JPMorgan Access Balanced Fund

•	JPMorgan Access Growth Fund

J.P. Morgan Private Investments Inc. currently acts as the sub-adviser to the following closed-end fund:

•	J.P. Morgan Access Multi-Strategy Fund, L.L.C.

•	J.P. Morgan Access Multi-Strategy Fund II

Security Capital Research & Management Incorporated

Security Capital Research & Management Incorporated currently acts as the investment adviser to the following open-end funds:

JPMorgan Trust I

•	Security Capital U.S. Core Real Estate Securities Fund

JPMorgan Trust II

•	JPMorgan U.S. Real Estate Fund

Security Capital Research & Management Incorporated currently acts as the sub-adviser to the following open-end funds:

SEI Institutional Investments Trust

•	Small Cap Fund

•	Small/Mid Cap Equity Fund

SEI Institutional Managed Trust

•	Real Estate Fund

•	Small Cap Value Fund

Security Capital Research & Management Incorporated acts as the sub-adviser to the following closed-end funds:

•	Nuveen Diversified Dividend & Income Fund

•	Nuveen Real Estate Income Fund

•	Versus Capital Multi-Manager Real Estate Income Fund

Employees’ Securities Companies

Bear Stearns Asset Management Inc.

Bear Stearns Asset Management Inc. currently serves as general partner that provides investment advisory services to the following ESCs:

•	The BSC Employee Fund III, L.P.

•	The BSC Employee Fund IV, L.P.

•	The BSC Employee Fund V, L.P.

•	The BSC Employee Fund VI, L.P.

•	The BSC Employee Fund VII, L.P

•	The BSC Employee Fund VIII (Cayman), L.P.

Bear Stearns Health Innoventures Management, L.L.C.

Bear Stearns Health Innoventures Management, L.L.C. currently serves as general partner that provides investment advisory services to the following ESC:

•	Bear Stearns Health Innoventures Employee Fund, L.P.

BSCGP Inc.

BSCGP Inc. currently serves as general partner that provides investment advisory services to the following ESCs:

•	The BSC Employee Fund, L.P.

•	The BSC Employee Fund II, L.P.

Constellation Growth Capital, LLC

Constellation Growth Capital, LLC currently serves as sub-adviser to the following ESCs:

•	The BSC Employee Fund IV, L.P.

•	The BSC Employee Fund VI, L.P

Constellation Ventures Management II, LLC

Constellation Ventures Management II, LLC currently serves as general partner that provides investment advisory services to the following ESCs:

•	The BSC Employee Fund IV, L.P.

•	The BSC Employee Fund VI, L.P

J.P. Morgan Partners, LLC

J.P. Morgan Partners, LLC currently serves as the investment adviser to the following ESCs:

•	Chase Global Co-Invest June 2000 Partners, L.P.

•	Chase Global Co-Invest March 2000 Partners, L.P.

•	H&Q Employee Venture Fund 2000, LP

•	Hambrecht & Quist Employee Venture Fund II, LP

•	Hambrecht & Quist Employee Venture Fund, LP

•	J.P. Morgan Chase Co-Invest Partners 2001 A-2, LP

•	J.P. Morgan Chase Co-Invest Partners 2001 B-2, L.P.

•	J.P. Morgan Chase Co-Invest Partners 2002, LP

•	J.P. Morgan Chase Co-Invest Partners 2003, LP

•	J.P. Morgan Chase Co-Invest Partners 2004, LP

OEP Co-Investors Management II, Ltd.

OEP Co-Investors Management II, Ltd. currently serves as general partner that provides investment advisory services to the following ESC:

•	OEP II Co-Investors, L.P.

OEP Co-Investors Management III, Ltd.

OEP Co-Investors Management III, Ltd. currently serves as general partner that provides investment advisory services to the following ESC:

•	OEP III Co-Investors, LP

Sixty Wall Street GP Corporation

Sixty Wall Street GP Corporation currently serves as the investment adviser to the following ESC:

•	Sixty Wall Street Investment Fund, L.P.

Sixty Wall Street Management Company, LLC

Sixty Wall Street Management Company, LLC currently serves as the investment adviser to the following ESC:

•	Sixty Wall Street Fund, L.P.